U.S. Securities and Exchange Commission

                                Washington, D.C.

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act or 1935 or Section 30(f) of the
                         Investment Company Act of 1940.

1.    Name and Address of Reporting Person

      Dewi Investments Ltd.

--------------------------------------------------------------------------------

2.    Date of Event Requiring Statement

      February 22, 1999

--------------------------------------------------------------------------------

3.    IRS Identification Number of Reporting Person (voluntary)


--------------------------------------------------------------------------------

4.    Issuer Name and Ticker or Trading Symbol

      Educational Video Conferencing (EVCI)

--------------------------------------------------------------------------------

5.    Relationship of Reporting Person to Issuer
      (Check all applicable)

      |_|   Director                      |X|   10% Owner
      |_|   Officer (give title below)    |_|   Other (specify
                                                below)

--------------------------------------------------------------------------------

6.    If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------

7.    Individual or Joint/Group Filing (Check Applicable Line)

      [X] Form filed by One Reporting Person

      |_| Form filed by More than One Reporting Person

--------------------------------------------------------------------------------

TABLE 1 -- Non-Derivative Securities Beneficially Owned

--------------------------------------------------------------------------------

1.    Title of Security
      (Instr. 4)

      Common Stock, $.0001 par value

--------------------------------------------------------------------------------

2.    Amount of Securities Beneficially Owned
     (Instr. 4)

      533,334

--------------------------------------------------------------------------------

3.    Ownership Form: Direct (D) or Indirect (I)
      (Instr. 5)

      D

--------------------------------------------------------------------------------

4.    Nature of Direct Beneficial Ownership
      (Instr. 5)

      The shares were acquired for and are being held for investment purposes.

--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction
5(b)(v).

TABLE II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------

1.    Title of Security
      (Instr. 4)

N/A

--------------------------------------------------------------------------------

2.    Date Exercisable and Expiration Date (Month/Day/Year)

      Date Exercisable: N/A

      Expiration Date: N/A

--------------------------------------------------------------------------------

3.    Title and Amount of Securities Underlying Derivative Security
      (Instr. 4)

      Title: N/A
      Amount or Number of Shares: N/A

--------------------------------------------------------------------------------

4.    Conversion or Exercise Price of Derivative Security

      N/A

--------------------------------------------------------------------------------

5.    Ownership Form of Derivative Security: Direct (D) or Indirect (I)
      (Instr. 5)

      N/A

--------------------------------------------------------------------------------

6.    Nature of Indirect Beneficial Ownership
      (Instr. 5)

      N/A

--------------------------------------------------------------------------------

Explanation of Responses:


Based on information provided by the Issuer, there are currently outstanding 4,347,243 shares of the Common Stock of the Issuer.

Reporting Person currently owns 533,334 shares of the Common Stock of the Issuer.

The Reporting Person holds no Warrants to Purchase shares of Common Stock

The Reporting Person's total shares of Common Stock are 533,334 shares (12.3%).

The Reporting person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

SIGNATURE


May 8, 2000                             DEWI INVESTMENTS, LIMITED
---------------
Date                                    .
                                        By: /s/ David D. Cuby
                                            -----------------

                                            Valdir Managers Limited
                                                 Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.